J Sainsbury plc

082-00913

RECEIVED
2007 JAN 19 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07020508

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 09 January 2007

SUPPL

Dear Sir

J Sainsbury Announces: Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 9th January 2007.

Yours sincerely

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

pp

Hazel Jarvis
Deputy Secretary

Enc

Registered office as above
Registered number 185647 England

20/000677 SHARE\Compliance\Close\Securities and Exchange Commission Letter 24 04 06 doc

100% post consumer waste recycled paper

9.30 AM.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gary William Hughes

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

87

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,446 ordinary shares

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

Shares purchased under the dividend reinvestment plan.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Coupe

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

428

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,949 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

1. Imelda Walsh

2. David Weymouth

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

127 Imelda Walsh

127 David Weymouth

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

9.30 A.M.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gary William Hughes

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

87

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,446 ordinary shares

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the dividend reinvestment plan.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Coupe

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

428

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,949 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

1. Imelda Walsh

2. David Weymouth

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

127 Imelda Walsh

127 David Weymouth

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

9.30 AM.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gary William Hughes

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

87

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,446 ordinary shares

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

Shares purchased under the dividend reinvestment plan.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Coupe

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

428

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,949 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

1. Imelda Walsh

2. David Weymouth

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

127 Imelda Walsh

127 David Weymouth

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

9.30 AM.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gary William Hughes

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

87

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,446 ordinary shares

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………………

18. Period during which or date on which it can be exercised

………………………………………

19. Total amount paid (if any) for grant of the option

………………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………………

………………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

Shares purchased under the dividend reinvestment plan.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Coupe

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

428

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,949 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

1. Imelda Walsh

2. David Weymouth

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

127 Imelda Walsh

127 David Weymouth

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

9.30 AM.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gary William Hughes

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

87

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

15,446 ordinary shares

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

Shares purchased under the dividend reinvestment plan.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Michael Andrew Coupe

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

428

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,949 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

n/a

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

1. Imelda Walsh

2. David Weymouth

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

127 Imelda Walsh

127 David Weymouth

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

419.933p

14. Date and place of transaction

5 January 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,190 ordinary shares

16. Date issuer informed of transaction

8 January 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

Shares purchased under the Dividend Reinvestment Plan

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

9 January 2007